Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces Revised Timing of the 2009

Third Quarter Results

ALMERE, The Netherlands – October 28, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) will report operating results for the 2009 third quarter and nine months on Thursday, October 29, 2009 at approximately 11:00 a.m. Continental European Time (6:00 a.m. US Eastern Time).

The purpose of the changed timing is to align the announcement of the quarterly results of ASMI with the announcement of the quarterly results of ASM Pacific Technology Ltd. (HKSE 0522) as scheduled for 6 p.m. Hong Kong time on October 29th.

As previously announced, ASM International will host an investor conference call and web cast on Tuesday, November 3, 2009 at 15:00 Continental European Time (9:00 a.m. US Eastern Time).

The teleconference dial-in numbers are as follows:

United States – +1 866.966.5335

International – + 44 (0)20 3023 4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 17, 2009.

The replay dial-in numbers are:

United States – +1 866.583.1035

International – + 44 (0)20 8196 1998

Access Code: 117327#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Contacts:
Erik Kamerbeek	Mary Jo Dieckhaus
+31 88100 8500	+1 212 986 2900